

Mail Stop 3233

June 1, 2018

Via E-mail
Daniel Schaeffer
Chief Executive Officer
Cottonwood Communities, Inc.
6340 South 3000 East, Suite 500
Salt Lake City, Utah 84121

> **Re:** **Cottonwood Communities, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed May 22, 2018**
> **File No. 333-215272**

Dear Mr. Schaeffer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 23, 2018 letter.

Risk Factors, page 19

Our charter designates the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain types of actions and proceedings…, page 26

1. We note your disclosure that your charter provides that the Circuit Court of Baltimore City, Maryland shall be the sole and exclusive forum for certain types of actions and proceedings that may be initiated by your shareholders. Please expand your disclosure briefly describe the types of actions and proceedings subject to the exclusive forum provision.

Investment Objectives and Criteria page 73

Investment Company Act of 1940, page 85

2. We note your disclosure on page 86 stating the SEC staff, according to published guidance, takes the view that certain mortgage loans, participations, mezzanine loans, convertible mortgages, and other types of real estate related loans in which you intend to invest are qualifying real estate assets. Please revise your disclosure to instead state that in reliance on published SEC staff guidance you take the view that certain mortgage loans, participations, mezzanine loans, convertible mortgages, and other types of real estate related loans in which you intend to invest are qualifying real estate assets.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or the undersigned at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or Sonia Gupta Barros, Assistant Director, at (202) 551-3655 with any other questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities

cc: Darryl Steinhause, Esq.